June 24, 2021


Via Email

Matthew S. Virag, Esq.
Dechert LLP
One International Place, 40th Floor
100 Oliver Street
Boston, MA 02110-2605

       Re:     Lafayette Square Empire BDC, LLC
               File No. 000-56289

Dear Mr. Virag:

       On May 28, 2021, you filed a registration statement on Form 10 on behalf of Lafayette
Square Empire BDC, LLC (the    Company   ) in connection with the registration
of the
Company   s common stock under Section 12(g) of the Securities Exchange Act of
1934 (the
   Exchange Act   ). We have reviewed the registration statement, and have
provided our
comments below. For convenience, we generally organized our comments using headings, defined terms, and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

       Please respond to this letter within ten (10) business days by either amending the filing, providing the requested information, or advising us when you will provide the requested information. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

        We note that the Company is voluntarily registering shares of its common stock under
Section 12(g) of the Exchange Act. Please note that a filing on Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1)
of the Exchange Act. If our comments are not satisfactorily addressed within this 60-day time
period, you should consider withdrawing the Company   s Form 10 prior to its
effectiveness, and
re-filing a revised Form 10 that includes changes responsive to our comments. If the Company chooses not to withdraw its Form 10 registration statement, it will be subject to the reporting requirements of Section 13(a) of the Exchange Act. Additionally, we will continue to review the filing until all of our comments have been satisfactorily addressed.
 Matthew S. Virag, Esq.
June 24, 2021
Page 2 of 16

                                        Legal Comments

Summary of Risk Factors, pp. 1-2

1.     Please move this section so it follows    Forward Looking Statements
and revise as
       follows:

        a. Highlight only principal risks (e.g., consider if cybersecurity is a general risk or a principal risk) and delete inapplicable risks (e.g., ESG, private portfolio companies and collateralized loan obligations are not identified as principal investments of the
           Company so it is unclear whether the principal risk disclosure is applicable);

        b. Consider adding risk headings to better organize and convey principal risks;

        c. Please avoid merely stating a risk exists without providing an explanation or example of the risk for context;

        d. Either remove or combine duplicate risks. For example, COVID-19 is discussed in the bullet point related to political, social and economic uncertainty and in the last bullet point discussing terrorist attacks, natural disasters, acts of war and pandemics and economic uncertainty is highlighted in three separate bullet points;

        e. Combine related risks such as non-diversification and concentration of investments and the Advisor and Administrator having the ability to resign with
120 days    notice;

        f. Spell out and define    CRA    in the fourth bullet point and add
that it is unclear
           whether the Company   s investors may treat their investment in the
Company as
              CRA-qualified securities;    and

        g. Add a risk related to potential conflicts of interests with the Adviser related to co-
           investment and calculation of the management fee;

Explanatory Note, p. 3

2.     Please add the following:

       a.     The Company is an    emerging growth company,    as defined in
the Jumpstart Our
              Business Startups Act of 2012. As a result, the Company is eligible to take advantage of certain reduced disclosure and other requirements that are otherwise applicable to public companies including, but not limited to, not being subject to
 Matthew S. Virag, Esq.
June 24, 2021
Page 3 of 16

                the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act
                of 2002. See    Item 1. Business     Emerging Growth Company.


       b. With respect to the lack of liquidity of, manner of distribution of and funding of distributions made by non-traded BDCs, please add the bulleted disclosure below, if accurate, in bold and larger font. We suggest the bullets also appear prominently immediately above the signature line on the Subscription Agreement:

                  The Company   s shares may only be sold to accredited
investors as defined in rule
                501(a) of Regulation D under the Securities Act of 1933 and may not be sold without the written consent of the Adviser.

                  If the Company makes additional offerings of its shares in the future, an investor
                may be required to make additional purchases of the Company   s
shares on one or
                more dates to be determined by the Company.

                  The Company   s shares are not currently listed on an
exchange, and it is uncertain
                whether they will be listed or whether a secondary market will develop.
                Therefore, the Company   s shares constitute illiquid
investments.

                  Investment in the Company is suitable only for sophisticated investors and requires the financial ability and willingness to accept the high risks and lack of liquidity inherent in an investment in the Company.

                  Repurchases of shares by the Company, if any, are expected to be limited.

                  An investment in the Company may not be suitable for investors who may need the money they invest in a specified time frame.

                  Distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to us for investment. Any capital returned to you through distributions will be distributed after payment of fees and expenses.

       c. We have elected to be regulated as a BDC under the 1940 Act and are subject to the 1940 Act requirements applicable to BDCs.

Forward-Looking Statements, pp. 3-4

3.     Please add the following to the narrative language accompanying the
bullet points:    This
       Registration Statement contains forward-looking statements that involve substantial known and unknown risks, uncertainties and other factors. Undue reliance should not be placed on such statements.
 Matthew S. Virag, Esq.
June 24, 2021
Page 4 of 16




4. In the last sentence, please change the statutory reference to section 21E of the Exchange
       Act since Form 10 is an Exchange Act registration statement.

Item 1. Business, pp. 5-6

5. Please review and revise the summary to clarify the principal investment strategy of the
       Company. The current discussion suggests the Company will focus on businesses that
       qualify for loans under the Community Reinvestment Act (   CRA   ) and
that are located
       in a particular    Target Region.    The CRA was enacted to address
lending by federally
       insured banks and institutions so it is unclear how it would apply to loans made by the
       Company since the Company is not a federally insured bank or institution. Explain the
       proposed arrangement between the borrower, the Company, and    insured
depository
       institutions    and the significance of the Company receiving CRA credit
for investments
       (e.g., does the Company intend to market its shares to federally insured banks and institutions and can it pass through CRA credits to eligible shareholders).

6. Supplementally, please confirm the Company will elect to be regulated as a BDC prior to the effectiveness of the registration statement.

7. If the BDC Conversion will occur prior to the effectiveness of the registration statement, please explain why it is necessary to discuss the transaction in the first paragraph.

8. If the Company intends to market itself on the basis of ESG considerations as suggested by the ESG risk factor on page 44, please clarify the importance of ESG in your
       investment objective. We note the discussions of    Serving the Public
Welfare    on page
       10 and    Opportunity to Make Impact    on page 11; however, it is
unclear whether the
       Company is positioning itself as an    impact fund    and whether the
Company   s other
       investments will be chosen on the basis of    serving the public welfare
   or other similar
       ESG considerations.

9. Please move the more detailed discussion of the CRA to the longer discussion of principal investment strategies of the Company.

10. Please revise the first sentence of the first paragraph to state that the Company is non-
       diversified, and emphasize that it is newly formed and has no operations.

11. At the top of page 6, please clarify if the first sentence of the first paragraph is the
       investment objective of the Company (   We will seek favorable       ).
 Matthew S. Virag, Esq.
June 24, 2021
Page 5 of 16


12. Please briefly describe the loans in greater detail. For example, what will be the average size of each loan or maximum loan amount? Will interest accrue at a fixed or floating rate? Will the loans be guaranteed by the federal government or other party?

13. Will the Company purchase syndicated CRA loans from federally insured banks and institutions or will it originate loans? Will the Company hold the loans, service them or syndicate them at a later date?

14.    The Company intends to focus on    middle market borrowers.    Please
define    middle
       market borrowers    in plain English. Please provide a cross-reference
to where
       investment criteria for potential investments are discussed in greater detail.

15.    On page 6, please explain what is meant by    non-sponsored borrower
in the second
       paragraph and define    Other Lafayette Square BDCs    in the third
paragraph.

16. In the third paragraph on page 6, where you discuss your application for co-investment exemptive relief, please clarify that the relief may not be granted. Supplementally, please discuss the status of your exemptive application and whether it has been filed with the
       Commission.

17. Please supplementally explain whether the Company has received a legal opinion or other approval from the federal agencies tasked with implementing the CRA that confirms that the loans the Company makes to CRA-eligible borrowers will be eligible to receive CRA credit or that insured depository institution investors would be able to claim such credit through an investment in the Company. Will loans be eligible for CRA credit if the
       Company holds non-CRA eligible investments such as common stock in its portfolio as well?

18. Since the registration statement will not go effective until the Company has filed an election to be treated as a BDC, please revise the disclosure in the last paragraph to use
       the past tense (e.g.,    we have filed with the SEC       ).

       About Lafayette Square, p. 6

19. Please clarify if Lafayette Square is the parent of the Company and its relationship with the Other Lafayette Square BDCs.

20.    Please describe Lafayette Square   s current investments and services
and explain how
       they are    impact driven    or revise to discuss Lafayette Square   s
prospective business.

21.    Please briefly describe Mr. Dwin   s prior business experience.
 Matthew S. Virag, Esq.
June 24, 2021
Page 6 of 16

       Our Investment Adviser, pp. 6-7

22. Please identify the portfolio managers who will be responsible for the day-to-day management of the Company and briefly describe their business experience, including whether they have prior experience managing BDCs.

23. We note that the Administrator has a Staffing Agreement with the Investment Adviser.
       Supplementally, please explain the need for a Staffing Agreement. If the
Administrator   s
       staff will provide portfolio management services, please disclose whether the
       Administrator is registered as an investment adviser under the Investment Advisers Act.

24.    You note the    significant    experience of Lafayette Square   s
employees. Please elaborate
       and provide support for the last sentence of this section.

25. It appears the Company will have an Investment Committee. Please briefly describe who will sit on the Committee, and how duties are split between the Adviser, Administrator,
       Investment Committee, and the Board.

26. Please add disclosure that potential conflicts of interest may arise due to the management fee structure and add a cross reference to a risk factor discussing such risks. We note the base management fee is calculated on the basis of gross assets which may encourage the
       Adviser to incur debt/leverage. The way in which the incentive fee is calculated may also give rise to conflicts of interest since interest accrued but not yet received is included in the calculation of pre-incentive fee net investment income and capital gains are not subject to a hurdle rate. Please also disclose this.

       Our Administrator, page 7

27. As a BDC, the Company must provide managerial assistance to 70% of eligible portfolio company investments. Please clarify whether the Administrator will provide managerial services to portfolio companies as well as to the Company.

Investment Strategy, pp. 7-19

28. We note risk factors related to investments in CLOs. Please clarify whether they will be principal investments of the Company. If not, please revise the risk factor discussion accordingly.

29.    Please disclose how the other 49% of the Company   s invested capital
will be invested.
       If the Company intends to invest in instruments other than loans, what types of instruments will be principal investments? Will these investments be screened to
       incorporate the Company   s public welfare goals, and if so, please
describe the
       Company   s screening methodology.
 Matthew S. Virag, Esq.
June 24, 2021
Page 7 of 16

30. Please confirm the Company does not intend to invest more than 30% of its assets in
       investments that are not    eligible assets.    It is unclear from the
disclosure the extent to
       which the businesses the Company will invest are    eligible portfolio
companies
       pursuant to section 55(a) of the Investment Company Act of 1940.

       Established Businesses with Stable Cash Flow Profiles, p. 7

31. Please give an example of the types of businesses that may be prospective portfolio companies (e.g., manufacturing).

       Direct Origination Model, p. 8

32.    Please clarify if the    investment team    described is the same as the
Investment
       Committee, and provide support for the claim that the investment team has deal sourcing
       relationships with hundreds of business professionals    .

33. Please clarify how the transaction terms are beneficial to investors in the Company and the management of portfolio companies. Please also clarify what is meant by reinforcing
       the perception of Lafayette Square as a    trusted partner.

34.    In the first paragraph, please revise the third sentence (   As a
result, we can generate      )
       to state this is the Company   s belief rather than fact.

35.    In the second paragraph, you state,    We have strong relationships
 If the Company is
       newly organized, please explain the basis of the strong relationships (e.g., are these relationships the Adviser has developed?).

       Non-sponsored Origination Focus, p. 9

36. This section largely repeats the prior section and should be deleted or revised to remove duplication.

       Regional Focus, p. 8

37. We note that Lafayette Square intends to file additional registration statements for other
       Target Region BDCs. Supplementally, please explain how Target Regions will be determined, and whether they are grouped by geography or other criteria.

       Promoting Public Welfare, p. 8

38. Please revise the disclosure to clarify whether the Company has a fundamental policy with regard to its target deployment of 51% of investment capital to borrowers in
       Underserved Areas or borrowers who provide Substantial Employment to LMI Matthew S. Virag, Esq.
June 24, 2021
Page 8 of 16

       individuals. Explain what is meant by delivering    impactful services
 and    strengthening
       the employee experience    and briefly summarize how the Company will
achieve these
       goals. Please also balance statements regarding public welfare with disclosure that the
       Company will charge borrowers interest and, if applicable, other fees, and will also charge fees, including an incentive fee, to its own investors.

39.    You state    [w]e plan to require our borrowers to deliver data to allow an insured
       depositary institution to apply for credit for the investment under the CRA with the appropriate banking regulator, both during the underwriting process and on an ongoing
       basis through the term of the loan.    Supplementally, please discuss
what happens if a
       potential borrower will not agree to deliver this data or fails to deliver data after origination of the loan. If there is a risk that the investment will not be deemed CRA-
       eligible, please disclose such risk in the registration statement and discuss any risk to investors who may invest in the Fund to obtain CRA-credits.

       BDC-Level Downside Protection, p. 9

40. Please reconcile the disclosure in this section regarding investing the portfolio broadly with the fact that the Company is non-diversified and primarily invests in a Target
       Region. Will the Company limit loans to a borrower to a specified dollar range and
       describe the    limit targets    referred to in this paragraph in
greater detail (e.g., who sets
       these targets and how will they work with respect to geographic limitation if investments are located in Target Regions).

       Structuring to Increase Exit Optionality, p. 9

41.    Please explain what    realization features    are in plain English.

       Competitive Advantage, p. 9

42. The first paragraph states that Lafayette Square will make an impact in communities
       across the country but the Company   s principal strategy involves
concentrating its
       investment in a Target Region. Please reconcile.

       Experienced Team of Investment Professionals, p. 9

43. Please delete the past performance disclaimer in footnote 2 since the information relates to assets Mr. Dwin has managed in the past, not the past performance of any portfolios he may have managed. Please clarify whether Mr. Dwin has portfolio management experience related to BDCs, lending under the CRA, or originating loans to middle market companies.

       Direct Origination Model, p. 9

44. Please delete this section because it repeats disclosure under the same heading on page 8.
 Matthew S. Virag, Esq.
June 24, 2021
Page 9 of 16


       Comprehensive Investment Process and Risk Management, p. 10

45.    Please identify who serves on the Valuation Committee and its purpose.

       Focus on Serving the Public Welfare, p. 10; Opportunity to Make Impact,
p. 11; and
       Favorable Investment Dynamics, p. 11

46.    These sections contain information found elsewhere in the description of
the Company   s
       business; please revise to remove duplicative disclosure.

       Advantageous Regulatory Climate, p. 11

47. We note your belief expressed in this section and elsewhere in the registration statement that there is an advantageous regulatory climate for financing certain types of businesses.
       Please review and revise this statements to ensure that they relate to
the    middle market
       businesses that you state are the focus of your business strategy (e.g., rather than small businesses or new businesses), and that the disclosure is balanced. For example, where appropriate, please state that there can be no guarantee that the Company will be able to
       successfully capitalize on what it perceives to be an    Advantageous
Regulatory Climate
       and consider whether    Advantageous Regulatory Climate    should be
changed to    Current
       Regulatory Climate.

       Investment Criteria and Investment Process, pp. 12-18

48.    In the first bullet point, please clarify what a    mature    company is
for purposes of the
       Company   s potential investments.

49.    In the fourth bullet point (   Experienced Management Teams   ), please
clarify you are
       referring to the management teams of the portfolio companies in which the BDC invests.

50. Please review these sections and ensure that all capitalized terms are defined upon first use or a cross-reference is provided to where the term is defined. In addition, where similar terms are used, please explain any differences. For example, investment team
       vs.    Investment Committee    at the bottom of page 12 and on page 13,
  Portfolio
       Management and Legal & Compliance,       Lafayette Square Impact
Framework,
          Quality of Earnings report,    and    DCF.    Where you describe due
diligence and
       structuring of loans on page 13, please specify who is on the    deal
team   . Likewise,
       disclose the composition of the    Portfolio Management Team
described on page 15.

51. We note that the Company intends to have third-party rating agencies provide a ratings estimate or credit score for each asset that is added to its portfolio. Please disclose whether such information will be shared with investors/shareholders, and confirm that
 Matthew S. Virag, Esq.
June 24, 2021
Page 10 of 16

       you will disclose whether a significant portion of the Company   s
investments are
       speculative/non-investment grade.

52. CLOs are discussed on page 16 and in the summary of risk factors but not included in the summary of principal investments of the Company. Please reconcile.

Private Offering, p. 17

53.    In the last sentence of the second paragraph, please define    Liquidity
Event.

Term, p. 18

54. Please disclose any restrictions that limit an investor's ability to sell its shares prior to a
       Liquidity Event.

Investment Advisory Agreement, p. 18

55. Please add a cross reference to risk factor discussion on conflicts of interest related to how the Adviser's fee is calculated.

Base Management Fee, p. 18

56. Please clarify if the Adviser will pay the Administrator out of its management fee.

57. Please consider including a fee table in this section that conforms to the requirements of
       Item 3.1 of Form N-2. Please also consider including an expense example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2. The staff believes that such disclosure would be helpful to investors.

Incentive Fee, p. 19

58. In the discussion of pre-incentive fee net investment income, please add a cross reference to the risk factor(s) discussing the types of investments with deferred interest features.

59. Please clarify whether the Adviser is obligated to reimburse the Company for incentive fees if the Company incurs losses or fails to receive deferred income which was previously accrued.

Administrative Agreements, p. 25

60.       Sarbanes-Oxley Act    is defined here but used in the Summary of Risk
Factors. Please
       define the first time it is used and then use the defined term throughout the registration statement.
 Matthew S. Virag, Esq.
June 24, 2021
Page 11 of 16

Valuation Procedures, p. 26

61. Please review the earlier discussion of valuation on page 16 and consider combining both sections in one place.

62. Please clarify what role the Valuation Committee plays with regard to valuation procedures.

63.    In the earlier discussion of valuation on page 16, you state    we
value the portfolio while
       here you state valuation is conducted by the Board and Audit Committee. Please reconcile/use consistent terms.

64. Please revise the second sentence of the first paragraph to clarify that the Audit
       Committee is comprised of board members.

65.       ASC 946    is referenced on page 16, and    ASC 820    in this
section. Please define
          ASC    the first time it is used.

66.       CLO    is already defined in the summary of risks; please delete the definition here and
       on page 54.

Code of Ethics, p. 31

67.    Please revise the link to the Company   s code of ethics so investors
are not directed to the
       SEC   s website generally.

Proxy Voting Policy and Procedures, p. 31

68. If applicable, please discuss how the Company will approach relevant ESG proxy issues for any portfolio investments such as common stock.

Item 1.A. Risk Factors, pp, 43-83

69. Please revise this section to shorten headings and to use bold or bullet points to improve readability. Please review and revise to delete duplicative or inapplicable disclosure, and group related risks together (e.g., all risks related to taxes, all risks related to liquidity of shares, etc.)

       The current state of CRA regulations    , pp. 44-45

70. Please revise this risk factor to emphasize, if accurate, that it is unclear whether the
       Company   s investors may treat their investment in the Company as
CRA-qualified
       securities.    The first paragraph suggests the Company   s shares may
be considered
 Matthew S. Virag, Esq.
June 24, 2021
Page 12 of 16

          CRA-qualified securities    while the fourth paragraph suggests the
Company will
       purchase CRA-qualified securities to hold in its portfolio.

71.    If accurate, please clarify that certain of the Company   s investments
will not be CRA-
       qualified at all.

       We depend on our Adviser   , pp. 45-46

72. In the first paragraph, please delete the third sentence since no prior performance data has been presented.

       We will need to raise additional capital    , p. 51

73. Please confirm that the Company does not intend to issue debt securities or preferred stock within a year of the effective date of the registration statement, or add appropriate disclosure.

       We may have difficulty paying our required distribution    , p. 51

74. Please add the following disclosure either in the discussion here or in a risk factor dedicated to original issue discount instruments, such as zero coupon bonds and PIK loans, if these instruments may constitute a significant portion of the
Company   s income:

       a. The higher interest rates of PIK loans reflect the payment deferral and increased credit risk associated with these instruments, and PIK instruments generally represent a significantly higher credit risk than coupon loans;

       b. PIK loans may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral;

       c. Market prices of zero-coupon or PIK securities are affected to a greater extent by interest rate changes and may be more volatile than securities that pay interest periodically and in cash. PIKs are usually less volatile than zero-coupon bonds, but more volatile than cash pay securities;

       d. Because original issue discount income is accrued without any cash being received by the Company, required cash distributions may have to be paid from offering proceeds or the sale of Company assets without investors being given any notice of this fact;

       e. The deferral of PIK interest increases the loan-to-value ratio, which is a measure of the riskiness of a loan; and
 Matthew S. Virag, Esq.
June 24, 2021
Page 13 of 16

       f. Even if the accounting conditions for income accrual are met, the borrower could
              still default when the Company   s actual payment is due at the
maturity of the
              loan.

       Our Board of Directors may change our investment objective   , p. 58

75. Please move this risk factor up in the disclosure, particularly if the Company may cease to be an impact fund or focus on CRA-related investments.

       Risks relating to compliance with AIFMD, p. 61

76. Please confirm that this risk is applicable as it appears the Company will not have foreign investments. If the Company will invest outside the US, please discuss these investments
       in the discussion of the Company   s business.

       Our investments may be risky    , p. 63

77.    Here you identify the debt securities that you may invest in as    junk
bonds.    Please
       revise the discussion of debt securities in the business section to similarly identify their
       potentially speculative nature and to label them    junk bonds.

       We may be subject to risks under hedging transactions, p. 72

78. You identify risks under hedging transactions, however, such transactions are not identified as principal investments of the Company. Please reconcile.

       Shareholders will not have any redemption rights    , p. 75

79.    Please review this risk factor for applicability since it refers to the
  Directive    and    EEA
       member states.

       Political, social and economic uncertainty    , pp. 75-78

80. Please review this section and revise to remove duplicative disclosure such as the discussion of COVID-19, which is discussed in this risk factor and in the following risk factor.

       New or modified laws, p. 81

81. The risk factor discusses laws that may prevent the Company from entering into securitization transactions, which are not identified as a principal investment strategy of the Company. Please reconcile.
 Matthew S. Virag, Esq.
June 24, 2021
Page 14 of 16

       Uncertainty resulting from U.S. presidential election    , p. 81

82. Please consider combining this risk with previous risks related to political, social and
       economic uncertainty. We note the use of    President-elect Biden
here but    President
       Biden    elsewhere in the registration statement. Please review and revise as necessary.

       Terrorist attacks    , p. 82

83. This disclosure repeats risks cited in several other risks, including a coronavirus discussion. Please review and revise to delete repetitive disclosure.

Item 11. Description of Registrant   s Securities to Be Registered

       Exclusive Forum, p. 107

84. We note the exclusive forum provisions described which require any claims to be brought in a federal or state court located in Delaware. Please disclose in an appropriate location the risks of the exclusive forum provision (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum).

85. Please disclose any limitations on direct or derivative claims by shareholders such as requirements that a shareholder make a pre-suit demand upon the Board and that the
       Board be given a reasonable amount of time to consider and investigate the request. If, for example, shareholders holding at least 10% (or some other percentage) of shares are required to join in the request or shareholders making a pre-suit demand on the Board must undertake to reimburse the Fund for expenses in the event the Board determines not to bring an action, such provisions may not apply to claims arising under the federal securities laws.


Item 15. Exhibits

86. Please add a hyperlink to each document incorporated by reference into the registration statement, including each document in the exhibit index.

                                     Accounting Comments

       Cover page

87. Under section 405 of the Securities Act of 1933, investment companies are not permitted to be smaller reporting companies. Please uncheck this box.
 Matthew S. Virag, Esq.
June 24, 2021
Page 15 of 16


       Summary of Risk Factors, p. 1

88.    In the eighth bullet point, please define    Other Lafayette Square BDCs
   and explain
       whether any other Lafayette Square BDCs currently exist.

Item 1. Business, pp. 5-6

89. In the penultimate paragraph of the introductory section on page 6, please revise the last
       sentence to use a term other than    diversification    since the BDC
will be non-diversified.

       Base Management Fee, p. 18

90.    Please define    gross expenses    for purposes of calculating the base
management fee.

       Qualifying Assets, p. 30

91.    The last statement references    total assets for purposes of computing
the base
       management fee, but the disclosure on page 18 states that the fee is based on gross assets. Please reconcile. The disclosure should be consistent and agree with the terms of the investment advisory agreement.

       Sarbanes-Oxley Act, p. 33

92.    In the third bullet point, the statement that the    annual report
regarding its assessment of
       our internal control over financial reporting which must be audited by our independent
       registered public accounting firm    appears inconsistent with the
second paragraph under
          JOBS Act    on the same page which states that the attestation report
is not required until
       the Company ceases to be an emerging growth company and becomes an accelerated filer. Please explain or correct the disclosure.

       Risk Factors, We Are an Emerging Growth Company, p. 59

93.    The statement in the last paragraph of this section,    Although we are
still evaluating the
       JOBS Act, we may take advantage of some or all of the reduced regulatory and disclosure
       requirements permitted by the JOBS Act    appears inconsistent with the
following
       disclosure on page 33:    Under the JOBS Act, emerging growth companies
can delay
       adopting new or revised accounting standards    We have made an
irrevocable election
           We therefore are subject to the same new or revised accounting standards as other
       companies that are not emerging growth companies.    Please explain or
correct the
       disclosure.
 Matthew S. Virag, Esq.
June 24, 2021
Page 16 of 16

Item 13. Financial Statements and Supplementary Data, p. 108

94. Please explain why Item 13 states that the financial statements are attached to this registration statement. We were unable to locate the financial statements. Please provide all required financial statements in your next filing.

                                 *      *       *      *         *

       We note that portions of the filing are incomplete. We may have additional comments on those portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, or on exhibits added in any pre-effective amendments.

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to rule 12b-15 under the Exchange Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of the comments.
Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

        We remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       You may contact me at (202) 551-6870 if you have any questions.

                                                    Sincerely,

                                                    /s/ Jaea F. Hahn

                                                    Jaea F. Hahn
                                                    Senior Counsel

cc:    Michael Spratt, Assistant Director
       Andrea Ottomanelli Magovern, Assistant Director
       Sumeera Younis, Branch Chief
       Catalina Jaime, Branch Chief (Accounting)
       Christina DiAngelo Fettig, Accounting Reviewer